October 30, 2019

Carlos Moreira
Chief Executive Officer
WISeKey International Holding AG
General-Guisan-Strasse 6
CH-6300 Zug, Switzerland

       Re: WISeKey International Holding AG
           Registration Statement on Form 20-F
           Filed October 30, 2019
           File No. 001-39115

Dear Mr. Moreira:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated September 19, 2019.

Form 20-F Filed October 30, 2019

Item 4. Information on the Company
History and Development of the Company, page 27

1. We note from your response to prior comment 4 that at this stage, no decisions or commitments have been made with regards to the spin-out of WiseCoin AG. Although the spin-out may not be completed prior to effectiveness of this registration statement, to the extent facts and circumstances change such that it becomes probable, please confirm that you will include pro forma financial information pursuant to Article 11 of Regulation
      S-X, if material. Refer also to General Instruction B(d) and Item 17 of Form 20-F.
 Carlos Moreira
FirstNameInternational Holding AG
WISeKey LastNameCarlos Moreira
Comapany NameWISeKey International Holding AG
October 30, 2019
October 30, 2019 Page 2
Page 2
FirstName LastName
Item 5. Operating and Financial Review and Prospects
Operating Results, page 39

2. Revise to include a discussion of your financial condition, changes in financial condition and results operations for the interim periods for which financial statements have been provided (i.e. at and for the six months ended June 30, 2019 and 2018). Refer to Item 5 of
         Form 20-F.
Liquidity and Capital Resources, page 47

3. You state that you had positive working capital of $4.9 million and $15.2 million as of
         December 31, 2018 and June 30, 2019, respectively. Please provide us with your calculations to support these disclosures. To the extent you do not calculate working capital as current assets minus current liabilities, revise to clarify how you define this measure.
Report of Independent Registered Public Accounting Firm, page F-2

4. Revise to include a conformed signature for your independent registered public accounting firm, BDO. Similar revisions should be made to the consent included in
         Exhibit 15.1.
Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 68

5. Please identify the members of the OISTE Foundation's Policy Approval Authority Board
         that are related parties or affiliates.
Item 9: The Listing, page 77

6. Your response to prior comment 17 indicates that all Class B shares and ADSs, except those held by your affiliates, are "freely transferable." Please explain the basis for your belief why such securities would be freely transferable or tradeable in U.S. markets and clarify how sales of all of your non-affiliate securities by your shareholders would be exempt and not subject to filing a resale registration statement under the Securities Act.
7. While you disclose that you have no lock-up agreements related to your Class B shares, please describe the material terms of any lock-up agreements related to your Class A shares. Further, please clarify the number of Class B shares beneficially owned by management or principal shareholders that you believe is "freely transferable" and clarify whether they would be subject to the share limitations under Rule 144 under the Securities
         Act.
 Carlos Moreira
FirstNameInternational Holding AG
WISeKey LastNameCarlos Moreira
Comapany NameWISeKey International Holding AG
October 30, 2019
Page 3
October 30, 2019 Page 3
FirstName LastName
Item 10: Additional Information
Share Capital, page 78

8. We note your response to prior comment 18 regarding the "voting privilege" related to
         Class A shares over Class B shares. Please revise the risk factors section and summary section to clarify the disparate voting rights for each of these classes of shares. You should clarify under what circumstances shareholders will receive 1 vote per share, for either Class A or Class B shares, and under what circumstances Class A shares will receive a voting preference (i.e. to approve a statutory merger or authorize additional share capital). Your disclosure should also clarify, if true, that voting on the basis of par value would result in one class of shares receiving more votes over the other under those circumstances.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Herman H. Rasp . Esq.